TEMPLE II, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

ANDY SKROBKO, CPA

(303) 999-7843
Andy.Skrobko@gmail.com

TEMPLE II, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Temple II, LLC

We have audited the accompanying balance sheet of Temple II, LLC as of December 31, 2021, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Temple II, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Andy Skrobko, CPA
January 10, 2022

TEMPLE II, LLC
BALANCE SHEET
December 31, 2021

ASSETS		
Current assets		
Cash	$	8,579
Investments		117,460
Total current assets	$	126,039
Fixed assets		850,000
Total assets	$	976,039
LIABILITIES		
Long-term debt		665,054
Total liabilities	$	665,054
EQUITY		
Shareholders equity		310,985
Total equity		310,985
Total liabilities and equity	$	976,039

See accompanying notes to financial statements.

TEMPLE II, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021

OPERATING REVENUE	$	-
OPERATING EXPENSES		
Closing costs		40,493
Formation costs		10,025
Property taxes		1,745
	$	52,263
OTHER EXPENSES		
Finance costs		45,848
Soft costs		19,269
Bank charges		80
Total other expenses	$	65,197
NET INCOME (LOSS)		(117,460)

See accompanying notes to financial statements.

TEMPLE II, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(117,460)
Reconciliation of net income to net cash provided by operations:		45,848
Net cash provided by operating activities		(71,612)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used for investing activities		(850,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term Debt		665,054
Finance Costs		(45,848)
Owner's Equity		310,985
Net cash provided by financing activities		504,666
Cash at beginning of period		-
Change in cash during period		(416,946)
Cash at end of period		8,579

See accompanying notes to financial statements.

TEMPLE II, LLC
STATEMENT OF RETAINED EARNINGS
December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 1, 2020 (INCEPTION)	**$ -**	**-**	**$ -**	**$ -**
Issuance of common stock	428,895	-	-	$ 428,895
Net income	-	-	-	(117,460)
ENDING BALANCE, DECEMBER 31, 2020	**$ 428,895**	**$ -**	**$ -**	**$ 311,435**

1. Summary of Significant Accounting Policies

The Company

Temple II, LLC (the "Company") was incorporated in the State of Pennsylvania on December 14, 2020. The Company is located at 85 Broadway, 26th Fl., New York, NY 10006. The Company develops and operates a the first smart tech apartment building in Jersey City, an AI-powered co-living building by Temple University, and the first minority-owned high rise in Jersey City.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets includes the apartment building described above.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

New Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due to Related Party

The Company does not hold any liabilities payable to related parties.

5. Subsequent Events

The Company has evaluated subsequent events through January 10, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.